Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03 DEC 17 AM 7:21

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and **Exchange Commission File** No.82-2962

03045222

4th December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

We attach for your information a copy of a notification dated 4th December 2003 in respect of DFIH which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dly 1/5

Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Directorate Change
Released	09:14 4 Dec 2003
Number	8497S

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED (the "Company")

On behalf of the Company, we wish to advise that Mr Jonathan Gould has been appointed as a Director of the Company with effect from 1st January 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

4th December 2003

www.dairyfarmgroup.com

END

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